

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

September 16, 2009

Mr. Dong-Hyun Jang
Chief Financial Officer
SK Telecom Co., Ltd.
11 Euljiro, 2-Ga, Jung-gu
Seoul 100-999, Korea

> **RE:** **SK Telecom Co., Ltd.**
> **Form 20-F for Fiscal Year Ended December 31, 2008**
> **Filed June 30, 2009**
> **File No. 1-14418**

Dear Mr. Jang:

We have reviewed your filing and have the following comments. Please address the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for Fiscal Year Ended December 31, 2008

Notes to the Consolidated Financial Statements

33. Reconciliation to United States Generally Accepted Accounting Principles, page F-78

1.   With a view towards disclosure, explain to us why you have included an adjustment in
        your reconciliation of net income based on Korean GAAP to net income based on U.S.
        GAAP on page F-86 to add back net income attributed to minority interest under Korean
        GAAP and have not provided a corresponding adjustment to deduct net income attributed
        to minority interest calculated under U.S. GAAP.

2.   Each adjustment presented in your reconciliation of net income based on Korean GAAP
        to net income based on U.S. GAAP on page F-86 should be supported by footnote
        disclosure that provides a sufficiently clear explanation of the difference in accounting
        principle and how the adjustment amount was calculated.

3.   We note your presentation on page F-86 of a single adjustment for the reversal of
        amortization of goodwill and goodwill impairment. You have also presented as a single
        adjustment capitalization of foreign exchange losses and interest expenses related to
        tangible assets. In the interest of clarity, please present each adjustment in your GAAP
        reconciliations of net income and shareholders' equity as a separate amount and not
        combined with other adjustments.

4.   We note on page F-35 that you expect to exercise significant influence over Virgin Mobil
        USA Inc. Please explain to us your consideration of this continuing involvement in the
        operations and cash flows of Helio LLC when concluding that it should be treated as a
        discontinued operation for U.S. GAAP reporting purposes. We refer you to the guidance
        in EITF 03-13 and paragraph 42(b) of SFAS 144.

5.   In light of your statutory tax rate of 25% disclosed on page F-92, it is unclear how you
        are calculating the tax effect of the reconciling items in the reconciliation on page F-86.
        With a view towards expanded clarifying disclosure, please advise us.

e. Impairment of Investment Securities and Recoveries, page F-79

6.   Refer to the last sentence in footnote 33e. With a view towards clarifying disclosure,
        please explain to us where the cumulative amounts of the difference in GAAP appear in
        your reconciliations of shareholders' equity.

7.   Refer to the second paragraph on footnote 33e. Please clarify if there were any
        subsequent recoveries of impaired available-for-sale securities and advise us.

g. Business Combinations and Intangible Assets, page F-80

8.   We are unable to reconcile the amounts disclosed in footnote 33g to the corresponding amounts in your reconciliation of net income based on Korean GAAP to net income based on U.S. GAAP on page F-86. Please advise us and clarify your disclosures.

h. Determination of Acquisition Cost of Equity Interest in Subsidiary, page F-80

9.   We cannot locate within your reconciliation of shareholders' equity based on Korean GAAP to shareholders' equity based on U.S. GAAP the amounts disclosed in footnote 33h on page F-80. Please advise us and clarify your disclosures.

i. Additional Equity Investment in Subsidiaries, page F-81

10.   If true, please clarify in future filings that you have considered the additional goodwill described in footnote 33i and the reversal of goodwill amortization when calculating goodwill impairment for U.S. GAAP reporting purposes disclosed in footnote 33g on page F-80. Also, please provide additional clarity regarding your allocation of goodwill to your reporting units and your measurement of goodwill impairment, and advise us.

11.   Based upon the disclosure within footnote 33i it appears this relates to the adjustment in the reconciliation of shareholders' equity on page F-87 identified as "intangible assets" however the amounts are not the same. Please advise us and clarify.

n. Convertible Bonds Payable, page F-82

12.   We note the explanation of the differences in accounting for the convertible bonds payable in footnote 33n. Please explain how the amounts of the changes in fair value of the conversion option and the foreign currency gain or loss reconcile to the adjustment amounts in your reconciliation of net income based on Korean GAAP to net income based on U.S. GAAP on page F-86.

v. Reclassification of Investment in Equity Securities of SK C&C Co., Ltd., page F-84

13.   Refer to footnote 33v and explain to us why SK C&C Co., Ltd is not considered your parent company under U.S. GAAP. Please provide us in your response details regarding ownership interests and voting percentages so that we may clearly understand voting control over SK Telecom Co. Also, explain why SK C&C Co., Ltd is considered to be your parent company under Korean GAAP.

34. Additional Disclosures Required by U.S. GAAP, page F-92

<u>a. Income Taxes, page F-92</u>

14.   Refer to the tax rate reconciliation table on page F-92. Please explain why the amounts
        of recorded income taxes do not agree with the provisions for income taxes within the
        U.S. GAAP income statements on page F-100.

<u>e. Goodwill and other intangible assets, page F-98</u>

15.   With a view towards clarifying disclosure, please reconcile for us the total amount of
        goodwill under U.S. GAAP as of December 31, 2008, reported on page F-99, to the gross
        balance of goodwill under Korean GAAP reported on page F-45.

<u>g. Segment, page F-100</u>

16.   We note that you state the company has one operating segment, cellular telephone
        communication service, and that the company does not deem each subsidiary to be a
        reportable segment as it does not meet any of the quantitative thresholds in SFAS 131.
        However, you state on page F-77 that as a result of your acquisition of SK Broadband
        Co. Ltd in 2008, the company has two operating segments. Please explain this
        discrepancy to us and revise and clarify your disclosure in future filings.

                                        *   *   *   *

        Please respond to these comments through correspondence over EDGAR within 10
business days or tell us when you will provide us with a response. Please furnish a letter that
keys your responses to our comments and provides any requested information. Detailed letters
greatly facilitate our review. Please understand that we may have additional comments after
reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filings reviewed by the staff to be certain that they have provided all information investors
require for an informed decision. Since the company and its management are in possession of all
facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of
the disclosures they have made.

        In connection with responding to our comment, please provide, in writing, a statement
from the company acknowledging that

    •   the company is responsible for the adequacy and accuracy of the disclosure in the filings;

    •   staff comments or changes to disclosure in response to staff comments do not foreclose
        the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

    You may contact Melissa Kindelan, Staff Accountant, at (202) 551-3564 or Robert S. Littlepage Jr., Accounting Branch Chief at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

                                        Sincerely,

                                        Larry Spirgel
                                        Assistant Director